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                                EXHIBIT (a) (6)

                   Text of Press Release Dated March 1, 2002


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Sara L. Badler                  or                  Ian J. McPheron
800/225-2222                                        800/225-2222
Ext. 8370                                           Ext. 6845


                     VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (March 1, 2002) -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for up to 20,338,072 of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on February 15, 2002.

        The Fund said that 8,628,960 common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 8,628,960 common shares tendered were purchased at a price of $7.92 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $489,510,995 as of February 15, 2002.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies with more than $73 billion in assets under management or supervision, as of December 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicagoland area, Van Kampen is a wholly owned subsidiary of Morgan Stanley Dean Witter (NYSE: MWD).

                                     # # #

For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2002 Van Kampen Funds Inc. All Rights Reserved 3172D01-ANS-02/02 Member NASD/SIPC.